UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LIQUIDIA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

53635D202

(CUSIP Number)

December 27, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 53635D202	Page 2 of 8 Pages

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Eshelman Ventures, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned By Each Reporting Person with:	(5) Sole Voting Power 5,159,744
(6) Shared Voting Power 0
(7) Sole Dispositive Power 5,159,744
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,159,744
(10)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (11) 19.98%(1)
(12)	Type of Reporting Person OO

1 Based on 25,821,454 shares of common stock (the “Common Stock”), $0.001 par value per share, of Liquidia Technologies, Inc., a Delaware corporation (the “Issuer”) outstanding as of December 27, 2019 as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019, as filed with the Securities and Exchange Commission (the “SEC) on November 13, 2019 (the “Form 10-Q”) and the Issuer’s Current Report on Form 8-K regarding the issuance of additional shares of Common Stock pursuant to the Common Stock Purchase Agreement, as filed with the SEC on December 26, 2019 (the “Form 8-K”).

SCHEDULE 13G

CUSIP No. 53635D202	Page 3 of 8 Pages

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Fredric N. Eshelman
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with:	(5) Sole Voting Power 5,159,744
(6) Shared Voting Power 0
(7) Sole Dispositive Power 5,159,744
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,159,744
(10)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (11) 19.98%(2)
(12)	Type of Reporting Person IN

2 Based on 25,821,454 shares of Common Stock of the Issuer outstanding as of December 27, 2019 as set forth in the Issuer’s Form 10-Q and Form 8-K filings.

SCHEDULE 13G

CUSIP No. 53635D202	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

Liquidia Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

419 Davis Drive, Suite 100, Morrisville, NC 27560

Item 2(a)	Name of Person Filing

(i)	Eshelman Ventures, LLC (“Eshelman Ventures”); and

(ii)	Fredric N. Eshelman. Dr. Eshelman is the founder and principal of Eshelman Ventures.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office, or if none, Residence

319 North Third Street, Suite 301, Wilmington, NC 28401

Item 2(c)	Citizenship

Eshelman Ventures is a North Carolina limited liability company. Dr. Eshelman is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

53635D202

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

5,159,744 shares directly held by the Reporting Persons;

(b)	Percent of class:

19.98%

SCHEDULE 13G

CUSIP No. 53635D202	Page 5 of 8 Pages

(c)	Number of shares as to which such person has:

The Reporting Person has sole voting and dispositive power of 5,159,744 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A – Joint Filing Agreement

SCHEDULE 13G

CUSIP No. 53635D202	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2020

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

SCHEDULE 13G

CUSIP No. 53635D202	Page 7 of 8 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS SCHEDULE 13G

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: January 6, 2020

[Signature Pages Follow]

SCHEDULE 13G

CUSIP No. 53635D202	Page 8 of 8 Pages

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman